SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Stock Exchange Release	January 18, 2007 at 12.00 GMT

Kanavaranta 1 00160 Helsinki

P.O. Box 309 FI-00101 Helsinki, Finland

Tel +358 2046 131 Fax +358 2046 21471

www.storaenso.com

Stora Enso’s non-recurring items in fourth quarter 2006

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that it will record the following non-recurring items in its fourth quarter 2006 results:

•	positive impacts of EUR 30 million on operating profit and EUR 102 million on taxes from provisions released due to the settlement of tax cases;

•	a capital gain of EUR 33 million from the sale of Finnlines Oyj shares affecting net financial items, as announced on 30 November 2006;

•	a positive impact of EUR 30 million on operating profit from a decrease in pension expenses due to a change in the Group’s accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans.

The non-recurring items affecting operating profit and net financial items, totalling EUR 93 million, will have a tax effect of EUR 32 million.

Change in accounting policy

Stora Enso has changed its accounting policy with respect to the recognition of actuarial gains and losses arising from defined benefit pension plans. This change in policy is in accordance with “Amendment to IAS 19 Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures”.

The Group now recognises all actuarial gains and losses arising from defined benefit plans directly in equity. In its financial statements for the periods beginning before 1 January 2006, the Group applied the ‘corridor method’ to recognise in profit or loss actuarial gains and losses over the expected average remaining working lives of employees in the plan.

By adopting this amendment the Group balance sheet fully reflects the actual surplus or deficit in its Defined Benefit Plans and thereby aligning the net position on the Balance Sheet with the actual liability in the Plans. The change follows also the similar changes in US GAAP released in 2006.

For more information, please contact:

Hannu Ryöppönen, CFO, tel. +44 20 7016 3114

Keith B Russell, SVP, Investor Relations, tel. +44 7775 788 659

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

Stora Enso is an integrated paper, packaging and forest products company producing publication and fine paper, packaging board and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

Stora Enso Oyj

Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 19, 2007	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President and CFO

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel